SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is entered into between Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (“Parent”), and JetPay, LLC, a Texas limited liability company (“Seller”), effective as of November 19, 2012.

RECITALS

WHEREAS, Parent and Seller are parties to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated July 6, 2012, by and among Parent, JP Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent, Seller, WLES, L.P., a Texas limited partnership and Trent Voigt.

WHEREAS, in accordance with Section 10.15, the parties wish to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the covenants and conditions set forth herein, the parties, intending to be legally bound, hereby agree as follows:

1. Amendments.

i. Section 2.9(a) of the Merger Agreement is hereby amended by deleting such section in its entirety and substituting therefor the following:

(a) $5,000,000 in cash (the “Contingency Cash Merger Consideration”), if on or prior to the fifth anniversary of the Closing Date (the “Forfeiture Date”), the Trading Price of the Parent Common Stock is at least $9.50 per share for any 20 Trading Days within a 30 Trading Day period; and

ii. Section 8.1(b) of the Merger Agreement is hereby amended by deleting such section in its entirety and substituting therefor the following:

(b)  by either Parent or Seller, if the Closing has not occurred on or before December 31, 2012 (the “Outside Date”)); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date

2. Recitals, Definitions. The recitals are incorporated herein by reference. Any capitalized term not defined herein shall have the meaning ascribed to such term in the Merger Agreement.

3. Ratification. In all respects not inconsistent herewith, the parties hereto ratify, affirm, and republish the Merger Agreement.

4. Conflict with the Merger Agreement. Except as set forth herein, all other provisions of the Merger Agreement shall remain in full force and effect. To the extent any provision of this Amendment is inconsistent with the Merger Agreement, this Amendment will govern and control.

5. Binding Effect. Except as otherwise provided in this Amendment to the contrary, this Amendment shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

6. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware.

7. Counterparts. This Amendment may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Amendment.

IN WITNESS WHEREOF, and intending to be legally bound, the undersigned have signed this Amendment as of the date first written above.

UNIVERSAL BUSINESS PAYMENT SOLUTIONS ACQUISITION CORPORATION

By:	/s/ Bipin C. Shah
Name: Title:	Bipin C. Shah Chief Executive Officer

JETPAY, LLC

By:	/s/ Trent Voigt
Name: Title:	Trent Voigt CEO